UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Rexahn Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   761640 10 1
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                                 (CUSIP Number)

                                 Sung Sook Park
                            6 State Park Road Unit 9
                                 Hull, MA 02045
                                 (781) 925-9288

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 13, 2005
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

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CUSIP No. 761640 10 1                                       Page 2 of 5 Pages
----------------------                                   ----------------------

-------   ---------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sung Sook Park                       Not Applicable

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          Not Applicable

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               702,000

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              702,000

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          702,000

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

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   14     TYPE OF REPORTING PERSON
          IN

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

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 3 of 5 Pages


Item 1.  Security and Issuer.
         -------------------

              This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D, filed January 21, 2005 relating to the common stock, par value $0.0001 per share, of Corporate Road Show.Com Inc., a New York corporation ("CPRD").

              Pursuant to an Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") by and among CPRD, CRS Merger Sub, a Delaware corporation and wholly owned subsidiary of CPRD ("Merger Sub"), CRS Delaware, a Delaware corporation and a wholly owned subsidiary of CPRD ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), and immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CPRD as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc." (the "Issuer"), Merger Sub merged with and into Rexahn, with Rexahn surviving as a wholly owned operating subsidiary of the Issuer (the "Merger"). The Merger was effective as of May 13, 2005. In the Merger, each share of Rexahn common stock was automatically converted into five shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Issuer. Immediately prior to the effective time of the Merger, Rexahn had outstanding 7,628,166 shares of its common stock and approximately 38,140,830 shares of Common Stock were issued to the holders of Rexahn common stock in exchange for their Rexahn shares in the Merger.

              As a result of the reverse stock split and reincorporation, the 70,200,000 shares of common stock, par value $0.0001 per share, of CPRD beneficially owned by Sung Sook Park became 702,000 shares of Common Stock.

              This Amendment is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, to report that as a result of the issuance of 38,140,830 additional shares of Common Stock in the Merger, Mrs. Park's beneficial ownership of Common Stock is less than 5% of the outstanding shares of Common Stock as of May 13, 2005.


Item 2.  Identity and Background.
         -----------------------

              This Amendment is being filed by Mrs. Park, a citizen of the United States. Mrs. Park is a retired individual. Mrs. Park resides at 6 State Park Road Unit 9, Hull, MA 02045.

              During the last five years, Mrs. Park has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Park was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 4 of 5 Pages


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

              Not applicable.


Item 4.  Purpose of Transaction.
         ----------------------

              Not applicable.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) As of the date hereof, Mrs. Park beneficially owns 702,000 shares of Common Stock, representing 1.7% of the outstanding shares of Common Stock. This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2004.

              (b) Mrs. Park has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 702,000 shares of Common Stock owned by her.

              (c) Except for the transactions reported herein, Mrs. Park has not effected any other transaction in the Common Stock within the past 60 days.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by Mrs. Park.

              (e) The date on which Mrs. Park ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock is May 13, 2005.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

              Not applicable.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement and Plan of Merger, dated as of January 20, 2005, by and among CPRD, Merger Sub, CRS Delaware and Rexahn is incorporated by reference to Exhibit 2.1 to CPRD's Current Report on Form 8-K filed on January 21, 2005.

Exhibit 2. Agreement and Plan of Merger, dated as of January 20, 2005, between CPRD and CRS Delaware is incorporated by reference to
              Exhibit 2.2 to CPRD's Current Report on Form 8-K filed on January 21, 2005.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 5 of 5 Pages


                                   SIGNATURE
                                   ---------

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2005

                                                /s/ Sung Sook Park
                                                ------------------------
                                                Sung Sook Park